June 28, 2021

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention: Donald Field, Esq. and Mara Ranson, Esq.

Re:	Re: EzFill Holdings, Inc.
Amendment No. 1 to Registration Statement on Form S-1 Filed June 14, 2021
File No. 333-256691

Ladies and Gentlemen:

EzFill Holdings, Inc. Inc. (the “Company”) is hereby filing Amendment No. 2 to the Registration Statement on Form S-1 (the “Registration Statement”) referenced above.

For ease of review, we have set forth below each of the numbered comments of your letter followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement and all references to page numbers in such responses are to page numbers in Registration Statement.

Amendment No. 1 to Registration Statement on Form S-1

Dilution, page 13

1. It appears the pro forma net tangible book value after giving effect to the offering and reverse stock split has been disclosed as dilution to new investors and vice versa. Consequently, the increase in net tangible book value per share attributable to new investors should also be revised. Please revise or otherwise advise.

Response:

The registration statement has been revised in response to the staff’s comment.

Very truly yours,

/s/ Michael J. McConnell
Michael J. McConnell
Chief Executive Officer

2125 Biscayne Blvd. | 305.791.1169 | info@ezfillapp.com | getyourezfill.com